Exhibit 99.1

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE	TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANNOUNCES APPOINTMENT TO ADVISORY BOARD

EDMONTON, ALBERTA - (February 4, 2008) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) ("Titan") and its wholly owned subsidiary, Titan Trading USA, are pleased to announce the appointment of Parker Seto to Titan’s advisory board.

Mr. Seto’s primary responsibility will be overseeing Titan’s expansion into Asian markets. Parker has 23 years of experience in the brokerage industry and holds Series 7, 24, 4, and 63 licenses. Mr. Seto has held a number of roles in the industry, including Chief Compliance Office (CCO) for Carlin Financial Group and Heng Fung Equities, Inc.

Parker is well-versed in International Business and is bi-lingual, speaking both English and Cantonese fluently. Parker will be directly responsible for business development in Asian markets, specifically Hong Kong and Shanghai. Titan plans to market to Asian brokers who wish to provide electronic trading platforms and Direct Market Access (DMA) tools to their client base.

“Having a bi-lingual expert in the Compliance field who also has deep relationships in the Asian brokerage industry is a huge asset for Titan,” says Phil Carrozza, President of Titan Trading U.S.A.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, and other risks detailed from time-to-time in the Company's ongoing filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events in this press release might not occur.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Mr. Ken W. Powell
(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.